NEWMARKET GOLD REPORTS US$71.9 MILLION IN REVENUE ON 54,043 OUNCES SOLD DURING
Q3 2016; FOSTERVILLE DELIVERS RECORD NINE MONTHS PRODUCTION OF 107,350 OUNCES

Vancouver, B.C. – November 3, 2016 – Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce financial results for the three and nine months ended September 30, 2016. Full Financial Statements and Management Discussion & Analysis documents can be found at www.sedar.com and the Company’s website, www.newmarketgoldinc.com.

All figures are in United States (“U.S”) dollars, unless otherwise stated.

2016 Third Quarter & Year-to-Date “YTD“ Highlights

•

Business Combination with Kirkland Lake Gold: Creation of a new mid-tier gold producer with annual production of over 500,000 ounces in Tier 1 mining jurisdictions. The transaction provides a superior valuation opportunity for shareholders of both companies, delivering high-quality, low-cost production, an attractive growth profile, industry leading financial strength and superior cash flow generation.

•	Record YTD Production: Quarterly consolidated gold production of 55,794 ounces with record YTD 2016 consolidated gold production of 175,041 ounces.

•

Continued Improving Cash Position: Cash balance of $82.5 million (equivalent to C$108 million), an increase of 126% from $36.5 million at Q4 2015. Working capital position of $64.4 million. The Company is essentially debt-free with only $5.9 million in capital lease obligations and other loans.

•

Generating Free Cash Flow: Operating cash flow for Q3 2016 of $25.4 million or $0.14 per basic share based on revenue of $71.9 million. Q3 2016 free cash flow of $11.9 million based on operating cash flow less capital expenditures of $13.5 million, after investing $3.3 million into growth programs. YTD free cash flow of $38.2 million after investing $10.7 million in growth programs.

•

Record YTD Mine Operating Income: Q3 2016 Mine Operating Income of $22.1 million, up 75.5% from Q3 2015 as a result of a higher average realized gold price. Record YTD mine operating income of $67.7 million was the result of increased ounces sold and a higher gold price environment.

•

Fosterville Achieves Strong Quarterly Performance: Gold production of 36,967 ounces based on average mill grade of 6.91 g/t Au and quarterly recovery of 89.7%. Fosterville attained productivity improvements through increased mine tonnage rates and mill throughput rates.

•	Fosterville Achieves Low Quarter Operating Cost & Low AISC: Q3 2016 Operating cash cost per ounce sold of $471 and All-in-sustaining costs (“AISC”) per ounce sold of $765.

•	Consolidated YTD Operating Cash Cost & Low AISC: YTD 2016 Operating cash costs per ounce sold of $714 and AISC per ounce sold of $971.

•

Net Income: $7.1 million or $0.04 Basic EPS in Q3 2016 and $30.3 million or $0.18 Basic EPS YTD, with the current quarter impacted by a higher total tax expense resulting mainly from the exceptional performance at Fosterville in a strong Australian gold price environment, accounting for a loss of $0.05 per basic share.

Douglas Forster, President & CEO, Newmarket Gold commented: “Based on record consolidated production in the first nine months of 2016, Newmarket Gold is on track to meet the Company’s improved guidance of 225,000 – 235,000 ounces of gold as announced in Q2 2016. The business combination with Kirkland Lake Gold is expected to close during Q4, more than doubling 2016 pro-forma gold production to over 500,000 ounces from a new operating platform of 7 underground mines in Tier 1 mining jurisdictions. In addition, the combined company will generate superior free cash flow and have strong financial and technical capabilities to exploit its pipeline of exploration and development opportunities to fuel future organic growth. We believe the combined entity will be a preferred investment among mid-tier gold producers, commanding an increased capital market profile and enhanced shareholder value.”

“Newmarket Gold achieved record production of 175,041 ounces of gold for the first nine months of 2016, led by high grade, low cost ounces from our flagship Fosterville Mine which produced 107,350 ounces of gold with YTD AISC per ounce sold of $743. Productivity improvements at Fosterville were achieved through increased mine production utilizing new higher capacity haul trucks and the opening of new production levels in the Lower Phoenix area, as well as increased mill throughput rates, all of which contributed to favorable third quarter operating cash costs per ounce of $471 and an AISC per ounce sold of $765. Newmarket’s liquidity position continues to improve, supporting our overriding objective to grow free cash flow which totaled $11.9 million in Q3 2016 and $38.2 million YTD. Since the start of 2016, we have generated cash flow from operations of $74.7 million and ended the third quarter with $82.5 million in cash, a 126% increase from the start of the year.”

CONSOLIDATED RESULTS SUMMARY – For the period ended September 30, 2016

Financial Results
(in thousands, except per share and per ounce amounts)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue ($)	71,940	60,664	216,034	199,605
Cost of operations, including depletion and depreciation ($)	(49,861)	(48,082)	(148,316)	(147,743)
Mine operating income ($)	22,079	12,582	67,718	51,862
Net income (loss) ($)	7,069	(10,325)	30,292	17,450
Net income (loss) per share ($/share) – basic *	0.04	(0.08)	0.18	0.14
Net income (loss) per share ($/share) – diluted *	0.04	(0.08)	0.17	0.14
Cash generated from operating activities ($)	25,438	11,345	74,740	65,903
Capital investment in mine development, property, plant and equipment ($)	13,508	13,794	36,586	44,412
Average realized gold price per ounce ($)	1,329	1,109	1,240	1,164
Operating cash costs per ounce sold ($)	777	715	714	693
All-in sustaining cash costs per ounce sold ($)	1,076	1,011	971	984

* Refer to Note 2 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, preArrangement net income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456.

Operational Results	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Ore Milled (t)	542,574	565,254	1,679,426	1,739,356
Grade (g/t Au)	3.58	3.32	3.66	3.40
Recovery (%)	89.1	86.5	88.7	87.1
Gold Oz Produced	55,794	53,817	175,041	169,491
Gold Oz Sold	54,053	54,521	174,072	170,968

THIRD QUARTER 2016 FINANCIAL REVIEW

Newmarket Gold produced 55,794 ounces during the third quarter of 2016, and has achieved record production of 175,041 ounces for the first nine months of 2016. Fosterville achieved third quarter production of 36,967 ounces, only 1% off the record performance achieved in Q2 2016, accounting for 66% of consolidated production. Cosmo achieved a record recovery rate of 95.3%, up from its record of 94.2% in the previous quarter, contributing 10,677 ounces of production during Q3 2016, with Stawell contributing 8,150 ounces.

Revenue for Q3 2016 was $71.9 million based on 54,053 ounces of gold sold at an average realized gold price of $1,329 per ounce, an increase in revenue of 19% compared to Q3 2015, predominantly the result of a nearly 20% increase in the average realized gold price. On a year to date basis, revenue has increased 8% compared to the first nine months of 2015 due to a 1.8% increase in gold ounces sold in a higher gold price environment.

Operating expenses for the third quarter of $41.1 million marked a 7.4% increase over Q3 2015, driven by a 4.7% appreciation in the Australian dollar over the comparative period, and higher operating costs at Stawell. On a consolidated basis, operating cash costs per ounce for the third quarter were $777 per ounce, an 8.7% increase over Q3 2015. Fosterville achieved operating cash costs per ounce of $471, a decrease of 2.1% compared to Q3 2015, as a result of increased productivity, the focus on total extraction mining methods, and the resulting higher grades, which more than offset the impact of the stronger currency. Fosterville’s improved productivity and consequent increase in throughput compared to Q2 2016, resulted in a 10% decrease in the operating cost per tonne milled to A$112 from Q2 2016. Operating costs in absolute terms for Cosmo for Q3 2016 were consistent with Q3 2015, impacted in US dollar terms mainly by the appreciation of the Australian dollar. However, operating cash costs of $1,317 per ounce sold were significantly higher due to a combination of lower throughput due to mine sequencing issues and constraints associated with unfavorable ground conditions and dilution, and resultant lower grades. Going forward, mining location flexibility and ground conditions will improve as recent drilling at Cosmo has identified additional potential ore sources near existing infrastructure. These new ore sources will enable multiple mining areas to be established and be incorporated in the mine plan in the near term. Operating cash costs at Stawell increased from the prior year to $1,402 per ounce sold in Q3 2016, as reduced throughput resulted in 10.1% less gold ounces sold compared to Q3 2015. The Company continues to focus on the new Aurora B gold discovery at Stawell with drill results highlighting the potential to build Mineral Resources on the expansive East Flank of the Stawell gold system.

As a result of the challenges at Cosmo in the third quarter, the Company expects to be at the upper end of its full year guidance range of $650 - $725 per ounce. Further, as a resulting consequence of the impact of lower ounce production at Cosmo during the third quarter, all-in sustaining costs per ounce have increased on a consolidated basis to $1,076 per ounce, offset by continued strong performance at Fosterville which achieved all-in sustaining costs per ounce sold of $765 in the third quarter. The mining challenges at Cosmo during the third quarter, and to a lesser extent at Stawell, will put pressure on the all-in sustaining cost guidance of $900-$975 per ounce with year-to-date all-in-sustaining costs per ounce sold of $971.

Royalty expense increased 24% compared to the third quarter of 2015 and 32% for the first nine months of 2016, due to the impact of strong production and gold price on revenues, and the commencement of a 1% NSR royalty at Stawell as of January 1, 2016. Depletion and depreciation was lower on both a quarterly and year-to-date basis compared to 2015, the result of lower book values at Cosmo and a longer mine life at Fosterville, which was partially offset by the appreciation of the average Australian dollar over those periods.

Mine operating income for the third quarter of 2016 was $22.1 million, a 75.5% increase over the corresponding quarter of 2015 as a result of the significantly higher average realized gold price, with the 7.4% increase in operating expenses largely offset by lower depletion and depreciation. Mine operating income for the first nine months of 2016 was a record $67.7 million, an increase of 31% over 2015, mainly due to increased ounces sold in a significantly higher gold price environment.

Net income for the third quarter of 2016 was $7.1 million or $0.04 per share (basic), compared to a net loss of $10.3 million or $0.08 loss per share in Q3 2015. The prior year quarterly result was impacted by transaction costs of $15.1 million associated with the amalgamation of Newmarket Gold and Crocodile Gold, which accounted for a per share loss of $0.11 during Q3 2015. Per share amounts in the most recent quarter reflect higher weighted average number of shares outstanding (basic), as a result of the conversion and redemption of Debentures and the exercise of warrants during the first quarter of 2016. Net income for the first nine months of 2016 was $30.3 million or $0.18 per share, an increase of over 73% compared to net income of $17.5 million, or $0.14 per share, during the same period in 2015, which was impacted by the aforementioned transaction costs.

Net income for the third quarter of 2016 includes $3.3 million of exploration and evaluation expenditures, bringing year-to-date expenditures to $10.7 million, tracking to the upper end of the Company’s guidance of $10.0 - $15.0 million. Net income for the nine months ended September 30, 2016, was also impacted by share based compensation of $4.3 million, largely due to the vesting of three tranches of the Company’s performance share units, whose share-performance vesting terms were triggered as a result of the significant increase in the Company’s share price on the TSX during the first half of the year.

The current quarter net income was also impacted by a higher total tax expense relating mainly to the exceptional performance at Fosterville in a strong Australian gold price environment, accounting for a loss of $0.05 per basic share. The Company recognized a deferred tax expense of $7.5 million during the third quarter, totaling $12.7 million on a year-to-date basis, mainly reflecting the estimated use of non-capital losses relating to its Victorian operations, particularly Fosterville. Based on expected performance for the remaining part of 2016 and the continued strong Australian dollar gold price, the Company’s Victorian operations are expected to be cash taxable by the end of the year, and as a result the Company has booked a current income tax expense of $0.6 million during the third quarter.

Cash Flow

Newmarket Gold generated operating cash flow of $25.4 million in Q3 2016, or $0.14 per share (basic), a significant increase over the same period of 2015, due to a 20% higher average realized gold price. Operating cash flow in the third quarter is down from $31.0 million in Q2 2016, due to 13% less gold ounces sold in the most recent quarter. On a year to date basis, the Company has generated $74.7 million in cash flow from operations in 2016 compared to $65.9 million in 2015. Cash flow from operations in 2016 also reflects $10.7 million in exploration and evaluation spending compared to $7.2 million for the first nine months of 2015, as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $11.2 million in mine development during the third quarter of 2016, which includes underground development and resource definition. Development was focused at Fosterville, which accounted for 74% of the total expenditure in the third quarter. After comparatively low mine development expenditures in the first two quarters of 2016, Cosmo incurred $2.3 million during the third quarter of 2016. Property, plant and equipment expenditure in the quarter was $2.3 million and $6.8 million for the first nine months of 2016, down for both comparative periods in 2015, however noting $4.3 million in upgrades to the Fosterville truck fleet to improve productivity were financed through capital lease obligations.

The Company achieved consolidated all-in sustaining costs per ounce sold of $1,076 during the third quarter of 2016, with higher cash costs per ounce at Cosmo and Stawell being offset by continued strong performance from Fosterville, which achieved all-in sustaining costs of $765 per ounce sold. YTD consolidated AISC per ounce sold of $971.

Financial Position

At September 30, 2016, the Company had a cash balance of $82.5 million, a significant increase from $36.5 million as at December 31, 2015 representing real cash flow generation of $12.7 million during Q3 2016 and $46.0 million during the first nine months of 2016. Newmarket Gold’s working capital position at the end of Q3 2016 was $64.4 million, a significant increase from $22.3 million at December 31, 2015, reflecting positive net cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants and stock options, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the Debentures, the Company is essentially debt-free with only $5.9 million in capital lease obligations and other loans.

Third Quarter 2016 Financial Earnings Conference Call Details

In connection with our third quarter 2016 financial results, Douglas Forster, President and Chief Executive Officer, Darren Hall, Chief Operating Officer and Robert Dufour, Chief Financial Officer, will host a conference call to discuss the results on Thursday, November 3, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1 (877) 648-7976 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1 (617) 826-1698 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will be webcast live at http://edge.media-server.com/m/p/dwwuctx9 and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

Qualified Person

Simon Hitchman, FAusIMM (CP), MAIG, Principle Geologist, Newmarket Gold, is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this news release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.